December 7, 2016

Via Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins
Rebekah Lindsey

Re:	Endurance International Group Holdings, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 29, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 4, 2016

File No. 001-36131

Ladies and Gentlemen:

This letter is in response to the comments contained in the letter dated November 30, 2016 from Kathleen Collins, Accounting Branch Chief, on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Marc Montagner, Chief Financial Officer of Endurance International Group Holdings, Inc. (“we” or the “Company”), relating to the Form 10-K and Form 10-Q referenced above. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2. Summary of Significant Accounting Policies

Basis of Preparation, page 6

1.	You disclose that your operating segments, Constant Contact and Legacy, meet the criteria for aggregation. Please provide us your analysis to support your conclusion that these segments had similar economic characteristics given that historically, Constant Contact has reported a materially different gross margin and average revenue per subscriber. Please also tell us how you met each of the other criteria in ASC 280-10-50-11.

Response:

As noted in ASC 280-10-50-11, operating segments may be aggregated if they have similar economic characteristics and have similar:

1.	Nature of products and services;

Securities and Exchange Commission

December 7, 2016

2.	Nature of production processes;

3.	Type and class of customer;

4.	Methods used to distribute products and services; and

5.	The nature of the regulatory environment.

Contemporaneously with the acquisition of Constant Contact, the Company evaluated these criteria to determine if the Legacy and Constant Contact operating segments could be aggregated as one reportable segment.

Similar Products and Services

The Company provides cloud-based solutions designed to help small- and medium-sized businesses (“SMBs”) promote and sell their products and services online. The Company’s main offerings include domains, email services, web builders, web hosting, security, backup, search engine optimization and online marketing services, among many others. The Legacy operating segment sells primarily web hosting, domain and web hosting related products, while Constant Contact sells email marketing services to the same on-line SMB market. The nature of Legacy and Constant Contact products and services are similar in that they are cloud-based, delivered via the internet, and intended to help SMBs promote and sell their goods and services to their customers. Constant Contact’s email marketing services fit within our integrated suite of products and services that help SMBs get online and grow their business.

Similar Production Processes

For both Legacy and Constant Contact, the cloud based products and services are delivered through a combination of proprietary software and integrated third party software tools. Cost of revenue for both operating segments is comprised mostly of data center costs, call center/chat support and third party applications that are integrated into product offerings. The production processes to deliver these on-line cloud based tools are similar for both operating segments.

Similar Customers (subscribers)

Both Legacy and Constant Contact subscribers primarily consist of SMBs that promote and sell their products and services online. Legacy customers purchase Constant Contact products as they are complementary to their on-line marketing objectives. Subscribers for both operating segments are similar.

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December 7, 2016

Similar Distribution Methods

The Legacy and Constant Contact operating segments sell products and services to subscribers directly through branded websites, consultative engagement via the Company’s sales and support organization and targeted pay-per-click (“PPC”) based on-line marketing through referral partners. Historically, the Legacy operating segment has limited the use of more traditional media, such as TV or radio advertisements. Constant Contact has used this traditional media and made a greater effort to build brand recognition. The Legacy operating segment plans to utilize the expertise of Constant Contact to develop greater brand recognition. The distribution and marketing methods of both the Legacy and Constant Contact operating segments are similar today, and are expected to become even more similar over time.

Similar Regulatory Environment

Both the Legacy and Constant Contact operating segments deliver a proprietary cloud based product and service to the SMB market. A significant portion of sales for both operating segments are paid by credit card, which requires adherence to Payment Card Industry (“PCI”) standards. Both operating segments must follow marketing, trade and other regulations of the U.S. Federal Trade Commission (“FTC”) and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

Similar Economic Characteristics

As noted in ASC 280-10-50-11, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Constant Contact gross margin from the acquisition date (February 9, 2016) through September 30, 2016 was 50.4%, as compared to 44.9% for the Legacy operating segment for the nine months ended September 30, 2016.

Gross margin percentages can vary for many reasons, including:

a.	Purchase accounting – when a business is acquired by the Company, intangible assets are identified and valued, and amortized over time, with charges mostly to cost of revenue for periodic amortization expense.

b.	Economies of scale – larger brands can leverage the fixed cost portion of data centers, support and third party applications over a larger revenue stream.

c.	Newly acquired businesses that are not integrated – the Company has made numerous acquisitions over time, and fully integrated certain brands into larger brands with lower cost structures, and partially integrated others. Businesses that are yet to be integrated, or are not fully integrated, usually have higher cost structures and lower gross margin percentages.

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December 7, 2016

Constant Contact gross margins from acquisition date to September 30, 2016 were much lower than those prior to the acquisition, due to the impact of amortization expense which increased due to purchase accounting. Following the acquisition, both Constant Contact and Legacy operating segment gross margins have been impacted by amortization expense.

Constant Contact is the largest brand in the Company in terms of revenue, with revenue of $229.7 million from the acquisition date to September 30, 2016. Constant Contact revenue on a pro forma basis for the full nine months ended September 30, 2016 would have been $270.8 million. Although products within the Legacy operating segment have benefited from consolidation of data centers and support staff, many smaller brands are not consolidated, which leads to lower economies of scale and lower gross margins. Over time, the Company expects to continue consolidation to improve financial performance.

The Legacy operating segment includes newly acquired entities that are in various stages of integration, which has adversely impacted gross margin. These acquisitions include Verio, World Wide Web Hosting and Ecommerce. Additionally, the Legacy operating segment has launched new products, such as site builders, and initiated business operations in new geographies, such as China. These expansions are in the early stages with minimal revenues to cover fixed costs. The Company estimates that gross margin for the nine months ended September 30, 2016 for the Legacy operating segment was impacted by approximately 0.5% by the newly acquired entities and new products/geographies. Constant Contact gross margins have not been impacted by these factors during fiscal 2016.

The Company acknowledges that the average revenue per subscriber (“ARPS”) earned by Constant Contact was approximately $53 from the acquisition date to September 30, 2016, while the Legacy operating segment ARPS was approximately $14 for the nine months ended September 30, 2016. Although the ARPS metric indicates higher pricing for Constant Contact services, the gross margins, as noted above, are not significantly different.

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December 7, 2016

The Legacy operating segment has in excess of 150 product offerings, some with prices in excess of $500 per month, such as dedicated server hosting. Although dedicated server hosting prices far exceed standard shared hosting services, dedicated hosting does not drive considerably higher margins as the cost for a dedicated server far exceeds other lower priced hosting services. Constant Contact email marketing services are priced higher than most Legacy services, however, costs of data center and support for these email marketing services are much higher per customer, resulting in gross margins that are similar to Legacy services. The Company believes that gross margins are a better economic measure than ARPS, since gross margin is an indicator of profitability. Accordingly, we do not believe ARPS is a meaningful metric for these purposes.

Conclusion on Aggregation

As described above, we believe we meet the qualitative aggregation criteria for our Legacy brands and Constant Contact, specifically: we have similar 1) Products and Services; 2) Production Processes; 3) Customers (subscribers); 4) Distribution methods; and 5) Regulatory Environment.

As to similar economic considerations, our major brands, including Constant Contact have gross margins which we expect to become similar over time as key cost drivers, such as data centers and support are further consolidated, and new products and geographic expansions mature. As such, the Company believes that it meets the quantitative aggregation criteria of similar economic characteristics.

Note 3. Acquisitions, page 13

2.	Although it was an acquisition of a noncontrolling interest, your acquisition of an additional 20% interest in WZ (UK) Ltd. in May 2016 appears to be material to your income statement such that pro forma financial information would be material to investors. Please provide pro forma financial statements related to this acquisition or explain why you believe such information is not required. Refer to Item 11-01(a)(8) of Regulation S-X. Also, to the extent you determine pro forma information may be required, please present a measure of basic and diluted earnings per share on the face of the pro forma income statement.

Securities and Exchange Commission

December 7, 2016

Response:

The increase of the incremental 20% interest in WZ (UK) Ltd. (“WZ”) in May 2016 was assessed by the Company to determine if pro forma financial information would be required. As noted in Rule 3-05 (b) (3) of Regulation S-X, when a registrant has made a significant acquisition subsequent to the latest fiscal year end and filed a report on Form 8-K which includes the audited financial statements and pro forma financial information required by Article 11, the determination of significance of subsequent acquisitions can be made utilizing the pro forma amounts for the latest annual period included on that Form 8-K, rather than using historical amounts of the registrant.

The Company acquired Constant Contact on February 9, 2016. The Company determined that the Constant Contact acquisition was significant, and filed the required audited financial statements and pro forma financial information on Form 8-K/A on March 31, 2016 (the “Constant Contact 8-K/A”).

When assessing whether pro forma financial information was required for the incremental investment in WZ in May 2016, the Company based the assessment on the pro forma financial information as of and for the year ended December 31, 2015 as reported on the Constant Contact Form 8-K/A.

The pre-tax loss of WZ (UK) Ltd. for the year ended December 31, 2015 was $28.4 million. The incremental 20% investment by the Company in WZ would have increased the Company’s share of the WZ net loss by $5.7 million. The pro forma pre-tax loss for the Company for the year ended December 31, 2015, as reported on the Constant Contact Form 8-K/A, was $137.0 million. The incremental investment in WZ would have increased the reported pro forma pre-tax loss by approximately 4%, well below the 20% threshold noted in Rule 11-01 (b)(1).

The Company also assessed the materiality of the dollar amount of the investment in WZ to pro forma total assets reported on the Constant Contact Form 8-K/A, and the dollar amount of incremental total assets acquired from WZ as compared to pro forma total assets reported on the Constant Contact Form 8-K/A, and in both cases, the impact to total assets was below 1%.

Based on this analysis, the Company determined that pro forma financial information was not required for the incremental investment in WZ in May 2016.

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Securities and Exchange Commission

December 7, 2016

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-852-3464 or electronically at marc@endurance.com. Thank you for your assistance.

Very truly yours,

/s/ Marc Montagner
Marc Montagner
Chief Financial Officer

cc:	David Bryson, Endurance International Group Holdings, Inc.

Lara Mataac, Endurance International Group Holdings, Inc.